SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                    _________________________
                        AMENDMENT NO. 8*
                               TO
                         SCHEDULE 14D-1
       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
             OF THE SECURITIES EXCHANGE ACT OF 1934
                    _________________________

              Family Steak Houses of Florida, Inc.
                    (Name of Subject Company)
                    _________________________
                     Bisco Industries, Inc.
                            (Bidder)
                    _________________________
                  Common Stock, $0.01 par value
                 (Title of class of securities)
                    _________________________
                            307059105
              (CUSIP number of class of securities)
                    Glen F. Ceiley, President
                     Bisco Industries, Inc.
                     704 W. Southern Avenue
                    Orange, California  92865
                   Telephone:  (714) 283-7140
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)
                         with a copy to:
                    Kenneth C. Hoffman, Esq.
   Greenberg, Traurig, Hoffman, Rosen, Lipoff & Quentel, P.A.
                      1221 Brickell Avenue
                      Miami, Florida 33131
                   Telephone:  (305) 579-0500


*constituting the final amendment to Schedule 14D-1



















     This Statement constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on March 6, 1997, as previously amended (the "Schedule 14D-1"), relating to the offer by Bisco Industries, an Illinois corporation (the "Purchaser") to purchase up to 2,600,000 shares of Common Stock, $0.01 par value (the "Common Stock"), of Family Steak Houses of Florida, Inc., a Florida corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, at a purchase price of $0.90 per share, net to the tendering stockholder in cash, without interest thereon. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

     On September 26, 1997, the Purchaser terminated and withdrew the Offer. The Purchaser has instructed the Depository to return all tendered Shares to the tendering shareholders. The full text of a press release, dated September 26, 1997, issued by the Purchaser with respect to the termination and withdrawal of the Offer is filed herewith as Exhibit (a)(16) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(16) Press Release, dated September 26, 1997, issued by the Purchaser.


























                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 26, 1997


                          BISCO INDUSTRIES, INC.


                          By:  /s/ Glen F. Ceiley
                          Name:    Glen F. Ceiley
                          Title:   President








































                          EXHIBIT INDEX


     Exhibit
     Number                        Description

     (a)(16)                   Press Release, dated September 26,
                               1997, issued by the Purchaser.














































                         Exhibit (a)(16)



                  [BISCO INDUSTRIES LETTERHEAD]


FOR IMMEDIATE RELEASE

Contact:
Glen Ceiley, President
         or
Stephen Catanzaro, Chief Financial Officer
Bisco Industries, Inc.
(714) 283-7140

BISCO INDUSTRIES WITHDRAWS TENDER OFFER FOR SHARES
OF FAMILY STEAK HOUSES OF FLORIDA

     Orange, California, September 26, 1997 - Bisco Industries, Inc., a privately held distributor of fasteners and electronic components, announced today that it has terminated and withdrawn its tender offer to purchase for cash up to 2,600,000 shares of common stock of Family Steak Houses of Florida, Inc., a Ryans Steak House franchisee (NASDAQ - RYFL) for $0.90 per share. Bisco Industries has instructed Harris Trust Company of New York, the Depositary for the tender offer, to return to the tendering shareholders all shares that were tendered pursuant to the offer.

     Glen Ceiley, President and CEO of Bisco Industries, stated that, "Family Steak House management has continued to refuse to amend or redeem the company's "poison pill" and otherwise permit our tender offer to be consummated. Family Steak Houses of Florida has a second quarter pretax loss of $318,000 and is expected to continue to lose money for the remainder of the year, further reducing shareholder value.

     In response to our recent request for a special meeting of shareholders, earlier this month Family Steak House filed a lawsuit to block our efforts to complete our tender offer. We continue to believe that a majority of the Company's shareholders support our efforts and we intend to continue to seek to increase our ownership interest and obtain Board representation. However, we expect that the lawsuit will take several months to resolve, and felt that keeping the tender offer open for an extended period of time was not in the best interest of the tendering shareholders."